Exhibit 2.1

EXECUTION VERSION

CONFIDENTIAL

PURCHASE AND ASSUMPTION AGREEMENT

between

BANCO POPULAR DE PUERTO RICO

(“Seller”)

and

CENTENNIAL BANK

(“Purchaser”)

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-ii-

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Exhibits

1	Transferred Branches

1.1(a)(4)(C)	U.S. Performing Loans

1.2(a)(1)	Assumed Deposits Associated with Transferred Branches

2.2(b)(6)	Form of Closing Statement

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Table of Definitions

Agreement	Preamble
Alliance Agreement	Recitals
Alliance Bid	Recitals
Alliance Bidder	Recitals
Assignable Contracts	Section 1.1(a)(1)(B)
Assignment and Assumption Agreement	Section 2.3(b)(8)
Assumed Deposits	Section 1.2(a)(1)
Assumed Liabilities	Section 1.2(a)
Bank Closing Date	Section 2.2
Bank Premises	Section 7.6(b)
Bank Premises Surrender Date	Section 7.6(c)(1)
Bid Acceptance Deadline	Recitals
Book Value	Section 2.4(a)
Business Day	Section 2.2
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 2.3(b)(6)
Coins and Currency	Section 1.1(a)(5)
Confidentiality Agreement	Section 11.5
Conversion	Section 3.1
Conversion Manager	Section 3.2
Corporation	Recitals
Credit Files	Section 7.9(b)(2)
day	Section 2.2
Deposit Secured Loans	Section 1.1(a)(4)(B)
Effective Time	Section 2.2
Eligible Individuals	Section 7.17(b)
Excluded Assets	Section 1.1(b)
Failed Bank	Recitals
Failed Bank Assessment Area	Section 7.14(a)
Fair Market Value	Section 7.6(c)(2)
FDIC	Recitals
FDIC Obligations	Section 1.2(a)(2)
FDIC Office Space	Section 7.16
IRA Accounts	Section 1.2(c)
Lead Bidder	Recitals
Leased Bank Premises	Section 7.6(b)
Liens	Section 1.1(a)
Loss	Section 4.1
Optional Loan Pools	Section 1.1(a)(4)(C)
Order	Section 8.5
Overdraft Loans	Section 1.1(a)(4)(A)
Owned Bank Premises	Section 7.6(a)
Parties	Preamble

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Post-Closing Statement	Section 2.5(a)
Primary P&A Agreement	Recitals
Pro Forma	Section 2.5(a)
Purchase Price	Section 2.4
Purchaser	Preamble
Qualified Beneficiaries	Section 7.17(c)
Receiver	Recitals
Repurchase Price	Section 7.9(b)(5)
Retained Employees	Section 7.17(a)
Retained Records	Section 7.19(a)
Safe Deposit Box Business	Section 7.14(b)
Safe Deposit Contracts	Section 1.1(a)(2)
Safekeeping Assets	Section 1.1(a)(3)
Safekeeping Business	Section 7.14(c)
Seller	Preamble
Seller Transfer Costs	Section 2.4(d)
Settlement Date	Section 2.5(c)
Settlement Interest Rate	Section 2.5(d)
Tax	Section 7.25(f)
Tax Authority	Section 7.25(h)
Tax Returns	Section 7.19(c)
Transfer Taxes	Section 7.25(g)
Transferred Assets	Section 1.1(a)
Transferred Branch Employees	Section 7.17(a)
Transferred Branches	Recitals
Transferred Deposits	Section 1.2(a)(1)
Transferred Loans	Section 1.1(a)(4)(C)
TSA	Section 3.1
U.S. Performing Loans	Section 1.1(a)(4)(C)
Unclaimed Deposits	Section 7.13

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PURCHASE AND ASSUMPTION AGREEMENT

This PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of February [18], 2015 between Banco Popular de Puerto Rico (“Seller”), and Centennial Bank (“Purchaser”, together with Seller, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Federal Deposit Insurance Corporation (“FDIC”) is currently marketing FDIC Project 15001, a failed bank acquisition of Doral Bank (the “Failed Bank”), and has announced that February 19th, 2015 at 8:00 a.m. CST is the bid acceptance deadline (the “Bid Acceptance Deadline”);

WHEREAS, the FDIC has provided a process whereby prospective bidders may establish an alliance to submit a bid (an “Alliance Bid”) through a lead bidder (the “Lead Bidder”) that encompasses assets or liabilities of the Failed Bank that such Lead Bidder intends to acquire and then subsequently transfer to a third-party member of the alliance (such third party, an “Alliance Bidder”);

WHEREAS, the Parties desire to make one or more Alliance Bids by the Bid Acceptance Deadline, with Seller serving as the Lead Bidder and party to the purchase and assumption agreement to be entered by and among Seller, the FDIC, in its capacity as Receiver (the “Receiver”) and the FDIC, acting in its corporate capacity (the “Corporation”) (the “Primary P&A Agreement”), and with Purchaser serving as an Alliance Bidder;

WHEREAS, the Parties entered into an alliance agreement, dated as of February 13, 2015, by and between the Parties (the “Alliance Agreement”) and agreed to work in good faith to enter into this Agreement as promptly as practical after the date of the Alliance Agreement;

WHEREAS, if an Alliance Bid is accepted by the FDIC, Seller, in its capacity as the Lead Bidder, will purchase certain assets and assume certain liabilities of the Failed Bank upon the terms and conditions to be set forth in the Primary P&A Agreement, including certain assets and liabilities associated with the branches of the Failed Bank set forth in Exhibit 1 (the “Transferred Branches”), subject to the provisions of Section 7.6(a), 7.6(b) and 7.6(e) of this Agreement; and

WHEREAS, Purchaser, as an Alliance Bidder, desires to purchase from Seller, and Seller, as the Lead Bidder, desires to sell to Purchaser, the Transferred Assets, and Purchaser, as an Alliance Bidder, desires to assume from Seller, and Seller, as the Lead Bidder, desires to have Purchaser assume, the Assumed Liabilities (including the Transferred Deposits) (each as defined herein), in each case upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth, Seller and Purchaser agree as follows:

ARTICLE I

TRANSFER OF ASSETS AND LIABILITIES; INTENT OF THE PARTIES

Section 1.1. Transferred Assets.

(a) As of the Effective Time and upon the terms and conditions set forth herein, Seller will sell, assign, transfer, convey and deliver to Purchaser, and Purchaser will purchase from Seller, all of the rights, title and interest of Seller in the following assets, only to the extent such assets are transferred to Seller under the Primary P&A Agreement and subject to all liabilities for indebtedness collateralized by “Liens” (as defined in the Primary P&A Agreement) affecting such assets (if any) to the extent provided in Section 2.1 of the Primary P&A Agreement (collectively, the “Transferred Assets”):

(1) the rights set out in Section 7.7 of this Agreement with respect to those operating contracts under which goods or services are provided at the Transferred Branches, but excluding (A) all contracts that do not apply solely to the Transferred Branches but also apply to other branches or operations of the Failed Bank, and (B) all data processing contracts, regardless of scope (subject, in each case, to such exclusions, the “Assignable Contracts”);

(2) all safe deposit contracts and leases for the safe deposit boxes located at the Transferred Branches (the “Safe Deposit Contracts”), if any;

(3) all securities and other items held at the Transferred Branches in safekeeping for customers of the Failed Bank (the “Safekeeping Assets”), if any;

(4) the loans set forth below:

(A) all overdrafts of customers (including but not limited to overdrafts made pursuant to an overdraft protection plan or similar extension of credit) in connection with the Transferred Deposits (the “Overdraft Loans”);

(B) the “Deposit Secured Loans” (as defined in the Primary P&A Agreement) that are fully secured by the Transferred Deposits; and

(C) the loans in certain “Optional Loan Pools” (as defined in the Primary P&A Agreement) referenced in the Bid Form as Optional Loan Pools 200, 300, 400 and 500 that are listed on Exhibit 1.1(a)(4)(C) (“U.S. Performing Loans” and, together with the Overdraft Loans and Deposit Secured Loans, the “Transferred Loans”); and

(5) all coins and currency located at the Transferred Branches as of the Effective Time (the “Coins and Currency”).

(b) Purchaser understands and agrees that it is purchasing only the assets specified in this Agreement and only to the extent Seller obtains such assets under the Primary P&A Agreement. Purchaser shall have no interest in or right to any other banking business conducted by Seller or the Failed Bank, whether previously conducted at the Transferred Branches or otherwise, including any other banking relationships with holders of the Transferred Deposits (the “Excluded Assets”). The parties acknowledge and agree that any loans or other assets associated with the Failed Bank’s offices in Miami or New York are included in Excluded Assets.

Section 1.2. Assumed Liabilities.

(a) From and after the Effective Time, Purchaser will assume, and will pay, perform and discharge as they become due, all of the following liabilities, duties and obligations (collectively the “Assumed Liabilities”):

(1) all liabilities, duties and obligations related to the “Assumed Deposits” (as defined in the Primary P&A Agreement) that were transferred to Seller under the Primary P&A Agreement that are booked at the Transferred Branches as of the Effective Time, including accrued but unpaid or uncredited interest thereon (collectively, the “Transferred Deposits”). For informational purposes only, a list of the amounts of Assumed Deposits associated with the Transferred Branches as of December 31, 2014 based upon the information provided by the FDIC is attached as Exhibit 1.2(a)(1);

(2) all of the liabilities, duties and obligations of Seller existing or required to be performed from and after the Effective Time under the Primary P&A Agreement with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches (the “FDIC Obligations”);

(3) all liabilities, duties and obligations relating to the Transferred Branch Employees;

(4) all liabilities, duties and obligations for Taxes relating to the Transferred Assets, the Assumed Liabilities or the Transferred Branches, including, but not limited to, all liabilities, duties and obligations for Taxes set forth in Section 7.25 of this Agreement; and

(5) all other liabilities, duties and obligations of any nature whatsoever, whether accrued or unaccrued, primary or secondary, contingent or non-contingent, direct or indirect, asserted or unasserted, known or unknown, relating to the Transferred Assets, the Assumed Liabilities or the Transferred Branches (including all accrued interest and fees relating to the Transferred Deposits).

(b) Without limiting the generality of the foregoing, it is not the intention of the Parties that the assumption by Purchaser of the Assumed Liabilities shall in any way enlarge the rights of any third parties relating thereto. Nothing contained in this Agreement shall prevent either Party hereto from contesting matters relating to the Assumed Liabilities with any third-party obligee.

(c) Notwithstanding the foregoing, any individual retirement accounts (“IRA Accounts”) that require consent to transfer will remain with Seller until such time as all required consents have been obtained. From and after the Effective Time, Purchaser will use its commercially reasonable efforts to obtain any such consents. Seller will use its commercially reasonable efforts to cooperate with Purchaser in taking any action necessary to accomplish either the appointment of Purchaser as successor custodian or the delegation to Purchaser of Seller’s authority and responsibility as custodian of such IRA Accounts (other than IRA Accounts that are self-directed).

Section 1.3. Intention of the Parties.

(a) It is the express intention of the Parties that this Agreement replicate, in all ways possible, a direct purchase of the Transferred Assets and assumption of the Assumed Liabilities by Purchaser from the Receiver. Seller’s role in this Agreement is intended to be a pass-through to synthetically recreate, by contract, the terms of such a direct purchase and assumption. Accordingly, this Agreement shall be interpreted, and the Parties agree to cooperate to take all steps necessary, to effectuate this intention.

(b) Certain provisions of this Agreement rely on Seller being able to exercise certain rights under the Primary P&A Agreement on behalf of Purchaser. The Parties acknowledge and agree that (1) the Receiver may not permit such actions or may require additional agreements or undertakings from the Parties prior to permitting such actions and (2) whenever possible, the Parties agree to work with the Receiver to permit Purchaser to interface directly with the Receiver and exercise any rights directly without the involvement of Seller. The Parties acknowledge and agree that Seller’s sole obligations with respect to such rights are: (i) to request the Receiver to take actions on behalf of Purchaser and to reasonably cooperate if accepted by the Receiver; and (ii) to follow Purchaser’s directions as reasonably requested and to the extent permitted pursuant to this Agreement, including the timing of any notices to the Receiver, with respect to actions taken on behalf of Purchaser under the Primary P&A Agreement. Any costs incurred by Seller in the exercise of any rights by or on behalf of Purchaser shall be reimbursed by Purchaser pursuant to Section 2.6 of this Agreement.

ARTICLE II

BID SUBMISSION, EFFECTIVE TIME AND CLOSING

Section 2.1. Bid Submission. Purchaser and Seller agree that, unless this Agreement is terminated prior to the Bid Acceptance Deadline, Seller shall submit one or more Alliance Bids to the Receiver by the Bid Acceptance Deadline, with Seller serving as the Lead Bidder and Purchaser serving as an Alliance Bidder.

Section 2.2. Effective Time. Subject to the submission of an Alliance Bid set forth in Section 2.1 of this Agreement and the acceptance of an Alliance Bid by the Receiver, the purchase of the Transferred Assets and assumption of the Assumed Liabilities provided for in this Agreement shall occur at closing (the “Closing”). Purchaser and Seller both agree that the Closing will be consummated on the same day as the “Bank Closing Date” (as defined in the Primary P&A Agreement) subject to the satisfaction or waiver of all conditions set forth in

Article VIII and Article IX (excluding any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”). The effective time (the “Effective Time”) shall be 12:01 a.m. on the Closing Date. For purposes of this Agreement, the term “Business Day” shall have the same meaning as set forth in the Primary P&A Agreement, and the term “day” shall mean calendar day.

Section 2.3. Closing.

(a) All actions taken and documents delivered at the Closing shall be deemed to have been taken and executed simultaneously, and no action shall be deemed taken nor any document delivered until all have been taken and delivered.

(b) At the Closing, subject to all the terms and conditions of this Agreement, Seller shall deliver or make reasonably available to Purchaser (it being understood that the items listed in subsections (b)(1) and (b)(2) shall be transferred by Seller as soon as practicable upon the receipt of such items by Seller from the Receiver or at such later time as provided in Section 7.19 of this Agreement, which may be after the Closing):

(1) keys to the safe deposit boxes and copies of all other records in the possession of Seller related to the Safe Deposit Box Business and the Safekeeping Business;

(2) records in the possession of Seller related to the Transferred Deposits, the Transferred Loans and any collateral securing the Transferred Loans;

(3) immediately available funds in the net amount shown as owing to Purchaser by Seller on the Closing Statement, if the Purchase Price is positive;

(4) the Coins and Currency and the Safekeeping Assets;

(5) a certificate of a proper officer of Seller, dated as of the Closing Date, certifying to the fulfillment of all conditions which are the obligation of Seller hereunder;

(6) a Closing Statement, substantially in the form attached hereto as Exhibit 2.2(b)(6) (the “Closing Statement”);

(7) a duly executed counterpart to the TSA;

(8) an assignment and assumption agreement assigning Seller’s interest in the Safe Deposit Contracts, Transferred Loans and Transferred Deposits (“Assignment and Assumption Agreement”).

(c) At the Closing, subject to all the terms and conditions of this Agreement, Purchaser shall deliver to Seller:

(1) immediately available funds in the net amount shown as owing to Seller by Purchaser on the Closing Statement, if the Purchase Price is negative;

(2) a certificate and receipt acknowledging the delivery and receipt of possession of the property and records referred to in this Agreement;

(3) a certificate of a proper officer of Purchaser, dated as of the Closing Date, certifying to the fulfillment of all conditions that are the obligation of Purchaser hereunder; and

(4) a duly executed counterpart to the TSA and the Assignment and Assumption Agreement.

The Parties agree that, from time to time, whether before, on or after the Closing Date, each of them will execute and deliver, such further instruments of assignments and directions for conveyance and transfer and take such other actions as may be reasonably necessary to carry out the purposes and intent of this Agreement, including such further actions as are required under Section 9.1 or Section 9.2 of the Primary P&A Agreement.

Section 2.4. Purchase Price. At the Closing, as consideration for the purchase of the Transferred Assets and assumption of the Assumed Liabilities, Seller shall pay Purchaser a purchase price (or, in the event that the purchase price calculated pursuant hereto is a negative number, Purchaser shall pay to Seller the absolute value of such figure) equal to the sum of the following (the “Purchase Price”), each as set forth on the Closing Statement:

(a) an amount equal to the aggregate “Book Value,” as such term is defined in the Primary P&A Agreement, of the Transferred Deposits, MINUS

(b) an amount equal to a deposit premium of 0.0% applied to the total amount of the Transferred Deposits; provided that, to the extent any accounts associated with the Transferred Deposits are listed in Schedule 7 of the Primary P&A Agreement as excluded from the calculation of premium to be paid on Assumed Deposits under the Primary P&A Agreement, such same accounts shall be excluded from the calculation of the deposit premium to be paid on the Transferred Deposits, MINUS

(c) an amount equal to the sum of the following:

(1) an amount equal to 86.08% of the aggregate Book Value of the U.S. Performing Loans; PLUS

(2) an amount equal to 62.4% of the aggregate Book Value of the Overdraft Loans and Deposit Secured Loans; PLUS

(3) the aggregate face amount any Coins and Currency MINUS,

(d) an amount equal to the sum of the following (“Seller Transfer Costs”) to the extent paid by Seller or payable on the Closing Date:

(1) the amount of any ad valorem Tax liability related to the Transferred Assets that Seller is required to assume pursuant to Section 2.1(d) of the Primary P&A Agreement, PLUS

(2) the amount of any deferred revenue, income or fees recorded on the general ledger of the Failed Bank as of the Bank Closing Date attributable to the Safe Deposit Box Business and the Safekeeping Business conducted at the Transferred Branches (if any) as provided in Section 2.1(n) of the Primary P&A Agreement, PLUS

(3) the amount of any costs, fees and expenses incurred by Seller in (A) the transfer of the Transferred Assets and Transferred Deposits from the Failed Bank to Seller and (B) the transfer of the Transferred Assets and Transferred Deposits from Seller to Purchaser, in each case, including any MERS transaction charges (if any).

Section 2.5. Post-Closing Adjustments; Settlement.

(a) Post-Closing Statement. As soon as practicable after receiving the “Pro Forma” (as defined in the Primary P&A Agreement) statement provided to Seller by the Receiver under Section 8.1 of the Primary P&A Agreement, Seller shall deliver to Purchaser a post-closing statement, dated as of Bank Closing Date, reflecting (1) any needed changes to the Closing Statement based on changes reflected in the Pro Forma statement with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches and (2) any Seller Transfer Costs paid by Seller prior to the date of the Post-Closing Statement and not taken into account in calculating the Purchase Price (the “Post-Closing Statement”).

(b) Correction of Errors and Omissions; Other Liabilities.

(1) Adjustments to Correct Errors. In the event any bookkeeping omissions or errors are discovered in the Failed Bank’s records through the Receiver’s preparing any Pro Forma statement or in completing the transfers and assumptions contemplated by the Primary P&A Agreement or this Agreement, each of the Parties agrees to correct such errors and omissions in its records with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches in accordance with Section 8.2(a) of the Primary P&A Agreement.

(2) Receiver’s Rights Regarding Other Liabilities. Subsequent to the date of the Primary P&A Agreement, if the Receiver, in its discretion, requires any claim with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches to be assumed by Seller in a manner contemplated by Section 8.2(b) of the Primary P&A Agreement, Purchaser shall to assume such claim from Seller. If the Receiver makes any adjustments to the Pro Forma statement provided by the Receiver to Seller pursuant to Section 8.1 of the Primary P&A Agreement, Seller will make appropriate adjustments to the Post-Closing Statement provided by Seller to Purchaser pursuant to Section 2.5(b)(1) of this Agreement as may be necessary.

(3) Other Adjustments. To the extent applicable, Purchaser agrees to make any adjustment required by Section 8.2(c) of the Primary P&A Agreement.

(c) Payments.

(1) Seller agrees to cause to be paid to Purchaser one (1) Business Day after the “Settlement Date” (as defined in the Primary P&A Agreement), or Purchaser agrees to pay to Seller one (1) Business Day prior to the Settlement Date, as the case may be, a payment in an amount which reflects net adjustments (including any costs, expenses and fees associated with determinations of value with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches) made pursuant to Section 2.5(a) and Section 2.5(b) of this Agreement, plus interest as provided in Section 2.5(d) of this Agreement.

(2) If any further transfer of assets to or assumption of liabilities or claims by Seller is necessary in accordance with Section 8.1 or Section 8.2 of the Primary P&A Agreement, to the extent that corresponding further transfer of assets to or assumption of liabilities or claims by Purchaser is necessary in accordance with Section 2.5(a) or Section 2.5(b) of this Agreement, the Parties will seek arrangements so that Purchaser can effect any further transfer of assets to or assumption of liabilities or claims by Purchaser directly with the Receiver on the Settlement Date. If such an arrangement is not practical, the Parties agree to cooperate so as to effect both (i) any further transfer of assets to or assumption of liabilities or claims by Seller necessary in accordance with Section 8.1 or Section 8.2 of the Primary P&A Agreement and (ii) any further transfer of assets to or assumption of liabilities or claims by Purchaser necessary in accordance with Section 2.5(a) or Section 2.5(b) of this Agreement.

(d) Interest. Any amounts paid under Section 2.5(c) or Section 2.5(e) of this Agreement shall bear interest for the period from and including the day following the Bank Closing Date to and including the day preceding the payment at the “Settlement Interest Rate” (as defined in the Primary P&A Agreement).

(e) Subsequent Adjustments. In the event that any errors or omissions as contemplated by Section 2.5(b) of this Agreement or any error with respect to the payment made under Section 2.5(c) of this Agreement with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches are discovered after the Settlement Date the Parties agree to promptly correct any such errors or omissions, make any payments and effect any transfers or assumptions as may be necessary to reflect any such correction plus interest as provided in Section 2.5(d) of this Agreement; provided that, no subsequent adjustments pursuant to this Section 2.5(e) of this Agreement shall be made unless and until any corresponding subsequent adjustments are also made pursuant to Section 8.5 of the Primary P&A Agreement.

Section 2.6. Periodic Payments. From and after the Effective Time, (a) Purchaser agrees to reimburse Seller for any amounts owed by Seller to the Receiver with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches and any Seller Transfer Costs not taken into account in the calculation of the Purchase Price, as adjusted by the Post-

Closing Statement (including any amounts relating to the rights set out in Section 7.6 of this Agreement) and (b) Seller agrees to pass on to Purchaser any amounts received from the Receiver with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches (including any amounts relating to the rights set out in Section 7.6 of this Agreement). At least once every two (2) weeks during the first six (6) months after the Bank Closing Date, and on a monthly basis thereafter until the eighteenth (18th) month anniversary of the Bank Closing Date, Seller will deliver to Purchaser a statement showing the net amounts owed or received under this Section 2.6 of this Agreement. Any such amounts will be settled within two (2) Business Days of delivery of each such statement and, if owing to the Receiver or third parties, will be paid directly to the Receiver or the other third parties when possible.

ARTICLE III

TRANSITIONAL MATTERS

Section 3.1. Transition Period.

(a) The Parties agree that the conversion of the data processing with respect to the Transferred Assets, Assumed Liabilities and the Transferred Branches (the “Conversion”) will occur after the Closing, on a date to be mutually agreed by the Parties. In no event shall Purchaser take any action which will shorten the time allowed for the Conversion under the Primary P&A Agreement without the written consent of Seller, which may be reasonably withheld. Prior to the Conversion, Seller will service the Transferred Branches pursuant to a transition services agreement (“TSA”) to be entered into by the Parties after the date of this Agreement.

(b) Prior to the Conversion, Purchaser will provide Seller with a timetable (reasonably acceptable to Seller), data and other materials necessary for Seller to complete the Conversion. Included in such information will be initial data definitions and layouts, which Seller can use to form the basis for electronic data transfers by Seller or its service provider.

Section 3.2. Planning. As promptly as practical after the Closing Date, Purchaser and Seller shall each appoint qualified staff members to act as project managers for the Conversion (each a “Conversion Manager”). The Conversion Managers shall act as the principal contacts between the Parties on matters relating to the Conversion and shall mutually develop a conversion plan.

Section 3.3. Signage. From and after the Closing Date, Purchaser may change any signage at the Transferred Branches to signage of Purchaser.

ARTICLE IV

INDEMNIFICATION

Section 4.1. Seller’s Indemnification of Purchaser. From and after the Effective Time, Seller shall indemnify, hold harmless and defend Purchaser and its representatives, agents, controlling persons and affiliates from and against any costs, expenses, liabilities, losses or damages, including reasonable attorneys’ fees and expenses (a “Loss”) to the extent arising out of or related to (a) any breach by Seller of any representation or warranty contained herein, (b) any breach by Seller of any covenant or agreement contained herein and (c) any claim arising after the Effective Time with respect to Excluded Assets.

Section 4.2. Purchaser’s Indemnification of Seller. From and after the Effective Time, Purchaser shall indemnify, hold harmless and defend Seller and its representatives, agents, controlling persons and affiliates from and against any Loss incurred by Seller to the extent arising out of or relating to (a) any breach by Purchaser of any representation or warranty contained herein, (b) any breach by Purchaser of any covenant or agreement contained herein or in any lease governing a Leased Bank Premise, (c) actions or omissions of Purchaser occurring from and after the Effective Time in conducting the operations at the Transferred Branches, (d) any failure to perform any actions required to be performed by Seller under the Primary P&A Agreement with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Branches and (e) any claims arising after the Effective Time with respect to the Transferred Assets, Assumed Liabilities or the Transferred Branches (including, for the avoidance of doubt, any claims brought by the Receiver or the Corporation against Seller pursuant to Section 12.4 of Primary P&A Agreement).

Section 4.3. Claims for Indemnity.

(a) A claim for indemnity shall be made by the claiming Party by the giving of written notice thereof to the other Party. Such written notice shall set forth in reasonable detail the basis upon which such claim for indemnity is made.

(b) In the event that any person or entity not a Party hereto (including the Receiver and the Corporation) shall make any demand or claim or file or threaten to file any lawsuit, which demand, claim or lawsuit could result in any Loss to a Party hereto of the kind for which such Party is entitled to indemnification pursuant to Section 4.1 or Section 4.2 of this Agreement, such indemnified Party shall notify the indemnifying Party of such demand, claim or lawsuit in writing within fifteen (15) days of such demand, claim, filing or threat specifying in reasonable detail the source of the Loss or potential Loss; provided, however, that any failure by the indemnified Party to so notify the indemnifying Party shall not relieve the indemnifying Party from its obligations hereunder, except to the extent that the indemnifying Party is actually and materially prejudiced by such failure to be given such notice. Following receipt of notice of a demand, claim or lawsuit, the indemnifying Party shall have the option, at its cost and expense, to assume the defense of such matter and to retain counsel (not reasonably objected to by the indemnified Party) to defend any such demand, claim or lawsuit, and the indemnifying Party shall not be liable to the indemnified Party for any fees of other counsel or any other expenses (except as expressly provided to the contrary herein) with respect to the defense of such claim or litigation, other than reasonable fees and expenses of counsel employed by the indemnified Party for any period during which the indemnifying Party has not assumed the defense thereof. If the indemnifying Party elects to defend, compromise or settle such demand, claim or lawsuit, the indemnified Party shall cooperate in the defense against, or compromise or settlement of, such demand, claim or lawsuit, including making available to the indemnifying Party any personnel or any books, records or other documents within its control that are reasonably necessary or appropriate for such defense. The indemnified Party shall have the option of participating in (but not controlling) the defense of such demand, claim or lawsuit with counsel reasonably acceptable to the indemnifying

Party (which shall be at the cost and expense of the indemnified Party unless (1) counsel to the indemnified Party reasonably determines, based on the advice of counsel, that joint representation would be inappropriate due to a conflict of interest or the availability of material defenses not available to the indemnifying Party or (2) the indemnifying Party fails to assume the defense of such demand, claim or lawsuit within a reasonable period of time following written notice thereof), and counsel for each Party shall, to the extent consistent with its professional responsibilities, cooperate with the other Party and any counsel designated by that Party. In effecting the settlement of any such demand, claim or lawsuit, the indemnifying Party or the indemnified Party, as the case may be, shall act in good faith and shall enter into only such settlement as the other Party shall consent to, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that an indemnifying Party may enter into a settlement without the consent of an indemnified Party so long as such settlement contains an unconditional release of such indemnified Party from all liabilities arising out of such demand, claim or lawsuit and does not include any admission of fault by the indemnified Party. An indemnifying Party shall not be liable for any settlement not made in accordance with the preceding sentence.

Section 4.4. Treatment of Indemnification Payments. Seller and Purchaser agree to treat any indemnification payment under this Article IV as an adjustment of the consideration paid for the Transferred Assets for income Tax purposes.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that:

Section 5.1. Corporate Organization. Seller is a Puerto Rico-chartered commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Puerto Rico. Seller has the corporate power to execute and deliver this Agreement and related documents and to effect the transactions contemplated herein.

Section 5.2. No Violation. Assuming receipt of the regulatory approvals referenced in Section 7.1 of this Agreement and any third-party consents required, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate or conflict with (a) Seller’s charter or bylaws; or (b) any statute, law, decree, regulation or order of any governmental authority, in the case of clause (b) as would materially impair or delay the consummation of the transactions contemplated herein.

Section 5.3. Corporate Authority. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein, have been duly authorized by Seller, and no further corporate authorization is necessary for Seller to consummate the transactions contemplated hereunder. Seller satisfies the purchaser eligibility criteria provided by the FDIC and has submitted the required purchaser eligibility certification.

Section 5.4. Enforceable Agreement. This Agreement has been duly authorized, executed and delivered by Seller and, upon execution and delivery by Purchaser, will be the legal, valid, and binding agreement of Seller, enforceable against Seller in accordance with its terms.

Section 5.5. No Brokers. In the negotiation of this Agreement, there has been no participation or intervention by any person, firm or corporation engaged by Seller that would give rise to any claim against Purchaser for a finder’s fee, commission, or similar payment.

Section 5.6. Regulatory Matters.

(a) Seller is, and on a pro forma basis giving effect to the transactions contemplated by the Primary P&A Agreement, will be, (1) “well capitalized,” as such term is defined in the FDIC’s prompt corrective action regulations and (2) in compliance with all capital requirements, standards and ratios required by each state, commonwealth or federal bank regulator with jurisdiction over Seller, and no such regulator is likely to, or has indicated that it may, condition any of the necessary regulatory approvals of the transactions provided in the Primary P&A Agreement upon an increase in Seller’s capital or compliance with any capital requirement, standard or ratio.

(b) Seller was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision.

(c) The required regulatory approvals Seller needs to consummate the transactions contemplated by the Primary P&A Agreement is the approval of the Board of Governors of the Federal Reserve System and the Office of the Commissioner of Financial Institutions of Puerto Rico. Seller knows of no reason why it will not receive all necessary regulatory approvals on an expedited basis to allow the Closing to occur on the Bank Closing Date. Seller agrees to promptly inform Purchaser after it knows of any reason that the necessary regulatory approvals will not be received on an expedited basis.

Section 5.7. Limitation of Representations and Warranties. Except as may be expressly represented or warranted by Seller in this Agreement or in any document or instrument executed or delivered by Seller in connection with this Agreement, Seller makes no representations or warranties whatsoever. Specifically, Seller makes no representations or warranties whatsoever about the Transferred Assets, Assumed Liabilities or Transferred Branches or about its ability to exercise any right under the Primary P&A Agreement on behalf of Purchaser.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 6.1. Corporate Organization. Purchaser is a state-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. Purchaser has the corporate power and authority to own the properties being acquired, to assume the liabilities being transferred, to execute and deliver this Agreement and related documents and to effect the transactions contemplated herein.

Section 6.2. No Violation. Assuming receipt of the regulatory approvals referenced in Section 7.1 of this Agreement, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate or conflict with (a) the charter or bylaws of Purchaser; (b) any provision of any agreement or any other material restriction of any kind to which Purchaser is a party or by which Purchaser is bound; or (c) any statute, law, decree, regulation or order of any governmental authority, in each of the cases of clause (b) or (c), as would materially impair or delay the consummation of the transactions contemplated hereby.

Section 6.3. Corporate Authority. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein, prior to the Effective Time will have been duly authorized by Purchaser, and no further corporate authorization on the part of Purchaser is necessary to consummate the transactions contemplated hereunder. Purchaser satisfies the purchaser eligibility criteria provided by the FDIC and has provided Seller with the required purchaser eligibility certification.

Section 6.4. Enforceable Agreement. This Agreement has been duly authorized, executed and delivered by Purchaser and, upon execution and delivery by Seller, will be the legal, valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms.

Section 6.5. No Brokers. In the negotiation of this Agreement, there has been no participation or intervention by any person, firm or corporation engaged by Purchaser that would give rise to any claim against Seller for a finder’s fee, commission, or similar payment.

Section 6.6. Regulatory Matters.

(a) Purchaser is, and on a pro forma basis giving effect to the transactions contemplated by this Agreement, will be, (1) “well capitalized,” as such term is defined in the FDIC’s prompt corrective action regulations and (2) in compliance with all capital requirements, standards and ratios required by each state, commonwealth or federal bank regulator with jurisdiction over Purchaser, and no such regulator is likely to, or has indicated that it may, condition any of the necessary regulatory approvals of the transactions provided in this Agreement upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

(b) Purchaser was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision.

(c) The required regulatory approvals Purchaser needs to consummate the transactions contemplated hereby is the approval of the Board of Governors of the Federal Reserve System and the Arkansas State Bank Department. Purchaser knows of no reason why it will not receive all necessary regulatory approvals on an expedited basis to allow the Closing to occur on the Bank Closing Date. Purchaser agrees to promptly inform Seller after it knows of any reason that the necessary regulatory approvals will not be received on an expedited basis.

Section 6.7. Acknowledgement. Purchaser has read the form of Primary P&A Agreement provided by the FDIC and understand the obligations related to the Transferred Assets, Assumed Liabilities and Transferred Branches. Purchaser understands and acknowledges that Seller is making no representations or warranties about the ability of Seller or Purchaser to exercise (directly or indirectly) any rights contained in the Primary P&A Agreement, including the options in Section 7.6 and the put right in Section 7.9 of this Agreement. Purchaser acknowledges that the only obligations of Seller are to attempt in good faith to exercise any rights on behalf of or for Purchaser and to follow the reasonable directions of Purchaser with respect to the exercise of such rights.

Section 6.8. Limitation of Representations and Warranties. Except as may be expressly represented or warranted by Purchaser in this Agreement or in any document or instrument executed or delivered by Purchaser in connection with this Agreement, Purchaser makes no representations or warranties whatsoever.

ARTICLE VII

RIGHTS AND OBLIGATIONS OF PARTIES PRIOR TO AND AFTER EFFECTIVE TIME

Section 7.1. Application for Approval to Effect Purchase of Transferred Assets and Assumption of Assumed Liabilities. The Parties agree that, no later than the first (1st) Business Day after the Bid Acceptance Deadline, each of Purchaser and Seller will file any applications required by law with the appropriate regulatory authorities for approval to effect the transactions contemplated by this Agreement, including approval for Purchaser to purchase the Transferred Assets, assume the Assumed Liabilities and establish the Transferred Branches, in each case, on the Bank Closing Date. From the date hereof, each of Purchaser and Seller agrees to process such applications in a diligent manner, to use its reasonable best efforts to obtain any necessary regulatory approval as promptly as reasonably practicable, and to keep the other Party reasonably informed about the status of any such applications. From and after the date hereof, each of Purchaser and Seller shall promptly notify the other Party upon receipt of notification that any application provided for hereunder has been denied or delayed.

Section 7.2. Public Announcements by Purchaser. Other than mutually agreed upon press releases and other materials issued upon announcement and completion of the transactions contemplated by this Agreement, from and after the date hereof, Purchaser shall not make any public announcement or public comment, regarding this Agreement or the transactions contemplated herein without first consulting with Seller and reaching an agreement upon the substance and timing of such announcement or comment, except that nothing contained in this Agreement shall prevent either of the Parties, or the holding company of either of the Parties, from making any disclosure required to comply with any applicable securities law and regulations or the rules and regulations of any securities exchange upon which the securities of such Parties, or the holding company of such Party, are listed.

Section 7.3. Fees and Expenses. From and after the date hereof, except as otherwise specifically provided herein, the Parties agree that each Party will pay for any fees or expenses it incurs with respect to the transactions contemplated in this Agreement.

Section 7.4. Efforts; Further Assurances. From and after the date hereof, the Parties agree to use their reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing. From and after the Effective Time, each Party hereto shall execute and deliver such instruments and take such other actions as the other Party may reasonably require in order to carry out the intent of this Agreement.

Section 7.5. Liabilities, Duties and Obligations under the Primary P&A Agreement. From and after the Effective Date, Purchaser agrees to assume, pay, perform and discharge all of Seller’s FDIC Obligations, regardless of whether such liabilities, duties or obligations are specifically listed in this Agreement. In addition, Purchaser agrees to comply with any additional requests made by the Receiver to Seller pursuant to the terms of, or in accordance with, the Primary P&A Agreement with respect to any Transferred Assets, Assumed Liabilities or Transferred Branches.

Section 7.6. Bank Premises and Personal Property.

(a) Owned Bank Premises. Purchaser is declining the option to acquire the Transferred Branches that are owned (the “Owned Bank Premises”).

(b) Leased Bank Premises. Purchaser is electing not to assume any leases relating to any Transferred Branches that are leased (the “Leased Bank Premises”, and together with the Owned Bank Premises, the “Bank Premises”).

(c) Surrender of Bank Premises.

(1) Purchaser agrees to provide written notice to Seller of the intended date of surrender of all Bank Premises (such date, the “Bank Premises Surrender Date”). The written notice to surrender the Bank Premises must be given at least five (5) Business Days prior to the deadline provided in Section 4.6(d) of the Primary P&A Agreement.

(2) Purchaser agrees to vacate each Bank Premises no later than one hundred and fifty (150) days after the Bank Closing Date in the manner contemplated in Section 4.6(g) of the Primary P&A Agreement. Purchaser shall be responsible for ensuring all Personal Property located at any Bank Premises is returned to the Receiver in the same condition as existing on the Bank Closing Date (normal wear and tear excepted). Purchaser agrees to promptly pay directly to the Receiver or, if not possible, to Seller, the “Fair Market Value” (as defined in the Primary P&A Agreement) of any Personal Property which is determined by the Receiver to be missing after the surrender of any Bank Premises.

(3) If Purchaser remains in any such Bank Premises more than one hundred and fifty (150) days after the Bank Closing Date (unless Purchaser must do so to comply with Section 7.14 of this Agreement and appropriate arrangements with the Receiver have been made and written evidence of such arrangements has been provided to Seller), Purchaser agrees to assume, pay, perform and discharge any additional liabilities, duties or obligations imposed on Seller at the Receiver’s option as contemplated in Section 4.6(g) of the Primary P&A Agreement.

(d) Occupancy Costs. For each Bank Premise, Purchaser shall pay directly to the Receiver or to other parties directed by the Receiver or, if not possible, to Seller the amounts required to be paid pursuant to Section 4.6(e) of the Primary P&A Agreement, for the time periods provided in the Primary P&A Agreement. In addition, Purchaser agrees to comply with the terms of any lease relating to the Leased Bank Premises, including the timely payment of rent.

(e) Personal Property.

(1) Purchaser is not electing to purchase the Personal Property located at the Bank Premises.

(f) Data Removal. If Seller or Purchaser is required to return any automated teller machine under the Primary P&A Agreement, Purchaser will return such automated teller machine directly to the Receiver or, if not possible, to Seller in the manner contemplated in Section 4.6(k) of the Primary P&A Agreement. Prior to returning any automated teller machine to Seller or the Receiver, and unless otherwise requested by Seller or the Receiver, Purchaser shall (1) remove all data from that automated teller machine and (2) provide a written statement to Seller and the Receiver that all data has been removed in a manner that renders it unrecoverable.

Section 7.7. Assignable Contracts. If Purchaser elects to assume any Assignable Contracts, the Parties agree to seek arrangements so that Purchaser can assume any Assignable Contracts directly from the Receiver in the manner contemplated in Section 4.8 of the Primary P&A Agreement. If such arrangements are not practical, Seller will not exercise the option to assume such Assignable Contracts. To the extent Purchaser is using any such Assignable Contracts, it will promptly pay directly to the Receiver or any third parties directed by the Receiver or, if not possible, to Seller all costs under the terms of such Assignable Contracts. The Parties acknowledge and agree that the exercise of the option to assume any Assignable Contracts must be made prior to the deadline provided in Section 4.8(a) of the Primary P&A Agreement. Seller agrees to give notices to the Receiver with regard to the Assignable Contracts on the date or dates specified by the Purchaser as reasonably requested. If Purchaser fails to provide timely notification to Seller of its intention to assume the Assignable Contracts, Seller will give notice to the Receiver that it elects not to assume any Assignable Contracts.

Section 7.8. Transferred Loans.

(a) Seller agrees to transfer to Purchaser as of the Effective Time, subject to the terms and conditions of this Agreement, all of Seller’s right, title and interest in (including collateral relating thereto) the Transferred Loans. The Transferred Loans shall be transferred by means of a blanket (collective) assignment; provided, however, that, to the extent required by law, Seller shall provide Purchaser with a power of attorney authorizing Purchaser to execute individual assignments of the Transferred Loans on behalf of Seller, and to the extent necessary, shall use its commercially reasonable efforts to procure for Purchaser an assignment from the Receiver authorizing Purchaser to execute such assignments, or shall, at the request of Purchaser, to the extent practicable, execute assignments for each such Transferred Loan.

(b) In connection with the transfer of any Transferred Loans requiring notice to the borrower, Purchaser shall comply with all notice and reporting requirements of the loan documents or of any law or regulation.

Section 7.9. Put Right with Respect to Certain Loans.

(a) Prior to the Settlement Date, not more than once a month, Purchaser may request that Seller make a request to the Receiver to purchase any Transferred Loan that Purchaser can establish is evidenced by forged or stolen instruments as of the Bank Closing Date; provided that, (1) Purchaser represents to Seller that it has not prior to such request taken any of the actions set forth in Section 3.4(a)(iii) of the Primary P&A Agreement and (2) Purchaser agrees in writing to indemnify Seller and Receiver against any and all claims of any person with respect to such Transferred Loan (including any claims of the Receiver pursuant to Section 3.4(b) of the Primary P&A Agreement).

(b) In connection with any attempted put under this Section 7.9:

(1) Prior to Seller making any such request, Purchaser shall provide Seller all information required by the Receiver in such form as provided for in the Primary P&A Agreement;

(2) Purchaser shall deliver directly to the Receiver or, if not possible, to Seller all documents, “Credit Files” (as defined in the Primary P&A Agreement), the information required by Section 9.6(c) of the Primary P&A Agreement and any additional information as the Receiver may request;

(3) Purchaser shall provide the Receiver with full access to all relevant books and records;

(4) Purchaser agrees to enter into any repurchase, indemnity or other agreement requested by the Receiver;

(5) Any repurchases will be at the “Repurchase Price” (as defined in the Primary P&A Agreement) as set forth in the Primary P&A Agreement; and

(6) Prior to any repurchase, Purchaser will administer and manage any Transferred Asset with usual and prudent banking standards and business practices until such repurchase is complete.

(c) Purchaser agrees to repurchase (or to pay Seller the funds necessary to repurchase) any Transferred Asset that the Receiver has the right to reverse the repurchase of in accordance with Section 3.4(g) of the Primary P&A Agreement and agrees to transfer any required purchase price directly to the Receiver or, if not possible, to Seller and to indemnify both Seller and the Receiver to the extent provided in Section 3.4(g) of the Primary P&A Agreement.

(d) The Parties agree that the only obligation of Seller under this Section 7.9 is to make the request of Purchaser and to cooperate with any purchase that the Receiver agrees to (including passing on any funds if received by Seller). Seller makes no representation or warranty as to whether Receiver will honor this put right for the Transferred Assets.

Section 7.10. Retention or Repurchase of Assets Essential to Receiver.

(a) Purchaser agrees, at the request of the Receiver set forth in a written notice to Seller or Purchaser, to sell, assign, transfer, convey, and deliver directly to the Receiver or, if not possible, to Seller all of its right, title and interest in and to, any Transferred Asset essential to the Receiver as determined by the Receiver in its discretion in the manner contemplated in Section 3.6 of the Primary P&A Agreement.

(b) Upon the repurchase of any Transferred Assets by the Receiver pursuant to Section 3.6 of the Primary P&A Agreement, Purchaser shall receive the amount contemplated in Section 3.6(b) of the Primary P&A Agreement directly from the Receiver or, if not possible, from Seller.

Section 7.11. Agreement with Respect to Public Deposits. Purchaser agrees that with respect to any Transferred Deposits of public money, it shall, promptly after the Effective Time, properly secure such Transferred Deposits with assets of Purchaser sufficient to properly secure such Transferred Deposits, as contemplated in Section 2.1(a) of the Primary P&A Agreement.

Section 7.12. Agreement with Respect to Interest on Non-Transaction Deposits and Early Withdrawal. Purchaser agrees to, from and after the Effective Time, assume the obligations of Seller under Section 2.2 of the Primary P&A Agreement with respect to interest on Transferred Deposits, including but not limited to:

(a) paying an interest rate on any non-transaction Transferred Deposit that is not less than the lowest rate offered by Purchaser or Seller to its depositors for non-transaction deposit liabilities (it being understood that Seller will, upon request, provide information necessary for Purchaser to comply with this covenant); and

(b) permitting each owner of a Transferred Deposit to withdraw all or any portion of such depositor’s Transferred Deposits, without penalty for early withdrawal, as long as such deposits are not pledged as collateral for a loan. If any Transferred Deposit has been pledged to secure an obligation of the depositor or other party, any withdrawal thereof shall be subject to the terms of the agreement governing such pledge.

Section 7.13. Agreement with Respect to Unclaimed Deposits.

(a) Purchaser agrees to, from and after the Effective Time, fully comply with all obligations of Seller with respect to all Transferred Deposits that have not been claimed by the depositor by certain dates (the “Unclaimed Deposits”) contained in Section 2.3 of the Primary P&A Agreement, including but not limited to:

(1) providing to the Receiver (with a copy to Seller) a list of all Unclaimed Deposits no later than three (3) days prior to the fifteenth (15) month anniversary of the Bank Closing Date (with information current as of a date no more than ten (10) days prior to the fifteenth-month anniversary of the Bank Closing Date);

(2) sending the final notice in the form contained in Exhibit 2.3A of the Primary P&A Agreement to the owners of any Unclaimed Deposits promptly after Seller or Purchaser receives the Receiver’s authorization;

(3) promptly after mailing the final notice, completing and providing to the Receiver (with a copy to Seller) an affidavit of mailing in the form contained in Exhibit 2.3B of the Primary P&A Agreement; and

(4) within fifteen (15) days of the end of the eighteen (18) month period commencing from the Bank Closing Date, (A) refunding directly to the Receiver or, if not possible, to Seller the full amount of any Unclaimed Deposit (without reduction for service charges), (B) providing directly to the Receiver or, if not possible, to Seller a schedule of all such Unclaimed Deposits in a form satisfactory to the Receiver, and (C) assigning, transferring, conveying and delivering directly to the Receiver or, if not possible, to Seller all right, title and interest of Purchaser in and to any records related to the Unclaimed Deposits.

(b) From and after the Effective Time and continuing until the end of the eighteen (18) month period commencing from the Effective Time, Purchaser hereby agrees to provide directly to the Receiver or, if not possible, to Seller in response to any request by the Receiver, with a schedule of Unclaimed Deposits, in substantially the form requested by the Receiver.

Section 7.14. Continuation of Banking Business.

(a) Full Service Banking. For the period commencing on the first (1st) Business Day after the Bank Closing Date and ending one hundred and eighty (180) days from the Bank Closing Date, Purchaser shall provide full service banking in the “Failed Bank Assessment Area” (as defined in the Primary P&A Agreement). During such one hundred and eighty (180) day period, Purchaser may not close or sell any Transferred Branches without the consent of Seller, who will only consent if Seller or Purchaser has received the prior written consent of the Receiver and provides evidence of the receipt of any other required regulatory approvals.1

(b) Safe Deposit Box Business. From and after the Effective Time, Purchaser agrees to assume, perform and discharge, in the usual course of conducting a banking business, the duties and obligations of Seller under the Primary P&A Agreement with respect to all safe

[1]	NTD: Provisions to be added if any Transferred Branches are in Underserved Areas.

deposit boxes, if any, of the Transferred Branches (the “Safe Deposit Box Business”) and to maintain all of the necessary facilities for the use of such boxes by the renters thereof during the period for which such boxes have been rented and the rent therefor paid to the Failed Bank, subject to the provisions of the Safe Deposit Contracts between the Failed Bank and the respective renters of such boxes; provided that Purchaser may relocate the safe deposit boxes of any Transferred Branches to any office of Purchaser located in the Failed Bank Assessment Area in which such safe deposit boxes were located. The safe deposit boxes shall be located and maintained in such Failed Bank Assessment Area for a minimum of one (1) year from the Bank Closing Date.

(c) Safekeeping Business. From and after the Effective Time, Purchaser agrees to accept the Safekeeping Assets, if any, held by the Transferred Branches in safekeeping for its customers as of the Bank Closing Date (the “Safekeeping Business”). Purchaser agrees to assume, perform and discharge all duties and obligations with respect to such Safekeeping Assets held in safekeeping. Purchaser agrees to provide directly to the Receiver or, if not possible, to Seller written verification of all Safekeeping Assets within sixty (60) days after the Bank Closing Date and hold and maintain the Safekeeping Assets in the Failed Bank Assessment Area for a minimum of one (1) year from the Bank Closing Date. Notwithstanding the foregoing, Purchaser may relocate the Safekeeping Assets of any Transferred Branches to any office of Purchaser within the Failed Bank Assessment Area.

Section 7.15. Insurance.

(a) From and after the Effective Time, Purchaser agrees to obtain and maintain insurance coverage acceptable to the Receiver (including public liability, fire, and extended coverage insurance) naming Purchaser as insured and Seller and the Receiver as additional insureds, effective from and after the Bank Closing Date, with respect to all Bank Premises and Personal Property located on or at those Bank Premises. Purchaser’s obligation to insure and to maintain Seller and the Receiver as additional insureds on Bank Premises insurance coverage will cease upon the Bank Premises Surrender Date.

(b) From and after the Effective Time, Purchaser agrees to assume, perform and discharge Seller’s FDIC Obligations with respect to insurance as it relates to the Transferred Branches set forth in Section 4.10 of the Primary P&A Agreement, including the obligation to reimburse the Receiver in accordance with Section 4.10(b) of the Primary P&A Agreement.

Section 7.16. Office Space for Receiver and Corporation. For the period commencing on the day following the Bank Closing Date and ending on the one hundred fiftieth (150th) day following the Bank Closing Date (subject to the Receiver’s right to an extension as provided in Section 4.11(b) of the Primary P&A Agreement), Purchaser agrees to provide the Receiver, without charge, adequate and suitable “FDIC Office Space” (as defined in the Primary P&A Agreement) at the Bank Premises occupied by Purchaser, to promptly reimburse the Receiver for any relocation costs and to pay any occupancy related invoices, in each case, to the extent provided in Section 4.11 of the Primary P&A Agreement (either directly or, if not possible, through Seller).

Section 7.17. Employee Matters.

(a) Transferred Branch Employees. By the Bank Premises Surrender Date, Purchaser shall make a final determination as to whether it desires to retain any of the employees of the Transferred Branches (such employees, collectively, the “Transferred Branch Employees”) and in conjunction with such final determination, Purchaser shall (1) make an offer to or provide for the continued employment of each Transferred Branch Employee that it desires to retain (collectively, the “Retained Employees”) and (2) provide Seller with written notice of each Transferred Branch Employee that it has determined not to retain (it being understood that Seller will pass on the final determination made by Purchaser to the Receiver). Purchaser agrees to be responsible for all salaries and other compensation, the cost of providing employee benefits, other payroll costs and any costs incurred by Seller pursuant to Section 4.12 of the Primary P&A Agreement, in each case, for each Transferred Branch Employee from the Bank Closing Date until Purchaser either hires or provides for the continued employment of such Transferred Branch Employee who is a Retained Employee or provides Seller written notice that it will not retain such Transferred Branch Employee. For the avoidance of doubt, a Retained Employee who rejects Purchaser’s offer of employment shall cease to be a Retained Employee as of the date of such rejection and shall be deemed to be a Transferred Branch Employee that Purchaser has determined not to retain. Purchaser hereby agrees to offer to the Retained Employees employee benefits that are substantially comparable in the aggregate to those employee benefits that Purchaser offers to its similarly situated employees, which Purchaser has informed Seller are at least substantially comparable in the aggregate to those benefits offered by Seller to its similarly situated employees. In the event the Receiver utilizes the services of any Transferred Branch Employee, the Parties hereby agree to seek arrangements so that the Receiver can reimburse Purchaser directly (or if not possible, Seller hereby agrees to pass on all such reimbursement from the Receiver to Purchaser).

(b) Continuation Coverage. From and after the Effective Time, Purchaser agrees to assist the Receiver in offering Transferred Branch Employees or former employees of the Transferred Branches (if any), who, prior to the Bank Closing Date, were “Eligible Individuals” (as defined in the Primary P&A Agreement), the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan as provided in Section 4.12(a) of the Primary P&A Agreement. Purchaser agrees to provide the Receiver with the written notice required by Section 4.12(a) of the Primary P&A Agreement not later than five (5) Business Days after the Bank Closing Date (with a copy of such notice delivered to Seller).

(c) Qualified Beneficiaries; Expenses. From and after the Effective Time, Purchaser agrees to assist the Receiver in offering the Eligible Individuals who are “Qualified Beneficiaries” (as defined in the Primary P&A Agreement) of the Transferred Branches the opportunity to obtain health insurance coverage in the Corporation’s Federal Insurance Administration Continuation Coverage Plan as provided in Section 4.12(b) of the Primary P&A Agreement. Purchaser hereby agrees to bear all expenses incurred and paid by Seller (A) in connection with the Seller’s FDIC Obligations set forth in Section 4.12 of the Primary P&A Agreement with respect to the Transferred Branches and (B) in providing health insurance continuation coverage to any Eligible Individuals of the Transferred Branches who are Retained Employees and such Retained Employees’ Qualified Beneficiaries.

Section 7.18. Duties with Respect to Depositors of Transferred Branches.

(a) Payment of Checks, Drafts, Orders and Transferred Deposits. From and after the Effective Time, subject to Section 7.21 of this Agreement, Purchaser agrees to pay all properly drawn checks, drafts, withdrawal orders and deposits of holders of Transferred Deposits presented for payment, whether drawn on the check or draft forms provided by the Failed Bank or Purchaser, to the extent that the deposit balances to the credit of the respective makers or drawers assumed are sufficient to permit the payment thereof, and in all other respects to discharge, in the usual course of conducting a banking business, the duties and obligations of the Failed Bank or Seller with respect to the deposit balances due and owing to the depositors of the Failed Bank assumed by Purchaser under this Agreement.

(b) Certain Agreements Related to Transferred Deposits. From and after the Effective Time, except as may be modified in accordance with Section 2.2 of the Primary P&A Agreement, Purchaser agrees to honor the terms and conditions of any written escrow or loan servicing agreement or other similar agreement related to the Transferred Deposits.

(c) Notice to Depositors. From and after the Effective Time, Purchaser agrees to timely provide each notice required by Section 5.3 of the Primary P&A Agreement, including the newspaper notice required by Section 5.3(a) of the Primary P&A Agreement; provided that, prior to making any such notices, Purchaser will seek the approval of the Receiver (or its counsel). Purchaser will provide to Seller and the Receiver the affidavits of publication and mailing as required by and in the timeframe provided in Section 5.3(c) of the Primary P&A Agreement.

Section 7.19. Books and Records.

(a) As of the Effective Time, subject to applicable law and Seller’s obligations under the Primary P&A Agreement, Seller shall assign, transfer, convey and deliver to Purchaser all files, documents and records in Seller’s possession to the extent that they solely pertain to the Transferred Assets and Assumed Liabilities, including any account history related to the Transferred Deposits and Transferred Loans and all such files, documents and records maintained on electronic or magnetic media in the electronic database system of Seller that are reasonably accessible on a branch-by-branch basis, and, to the extent permitted by law, including copies of all personnel files relating to the Transferred Branch Employees; provided that Seller may retain any records necessary to provide services under the TSA for the duration of the term of the TSA (such records, the “Retained Records”) and Seller shall provide Purchaser reasonable access to the Retained Records. Such files, documents and records shall include all materials set forth in Section 6.1 of the Primary P&A Agreements with respect to the Transferred Assets, the Assumed Liabilities and the Transferred Branches that are in Seller’s possession. Purchaser agrees, at Seller’s expense, to return to Seller all files, documents and records located in any Transferred Branches to the extent that they do not relate to the Transferred Assets or the Assumed Liabilities and Purchaser agrees not to make any use of such records or documents and to keep such records and documents confidential in accordance with Section 11.5 of this Agreement.

(b) From and after the Effective Time, subject to Seller’s obligations under the Primary P&A Agreement, as to any file, document, or record, as of the time of transfer and until any return thereof to Seller, Purchaser shall become responsible for maintaining such file, document or record transferred to it pursuant hereto. Purchaser will preserve and hold such files, documents and records in safekeeping as required by applicable law and in accordance with Purchaser’s customary practices.

(c) From and after the Effective Time, each of the Parties will permit the requesting Party and its representatives, at reasonable times and upon reasonable notice, at such requesting Party’s sole cost and expense, except as set forth in Section 7.19(d) of this Agreement, to examine, inspect, copy and reproduce any such files, documents or records, to the extent reasonably required in connection with any third party claim, action, litigation or other proceeding involving such Party or its affiliates or in connection with any legal obligation owed by such Party or its affiliates to any present or former depositor or obligor or other customer or any governmental authority, including for purposes of preparing regulatory reports and Tax Returns. “Tax Returns” means, collectively, any return, declaration, report, claim for refund, or information return, statement or other filing relating to Taxes and declaration of estimated Tax, including any schedule or attachment thereto, and including any amendment thereof.

(d) From and after the Effective Time, except to the extent such records were required to be transferred pursuant to Section 7.19(a) of this Agreement and were not so transferred (in which case the records shall be provided at no cost), the Party providing copies of records may charge its customary rate for research and for the cost of providing such copies, including its personnel costs.

(e) From and after the Effective Time, Purchaser agrees to assume Seller’s FDIC Obligations with respect to compliance with Sections 6.3 and 6.4 of the Primary P&A Agreement with respect to any books and records transferred to the Purchaser pursuant to this Section 7.19. Purchaser will retain all records (1) transferred hereunder and (2) generated after the Effective Time with respect to the Transferred Assets, the Assumed Liabilities and the Transferred Branches, in each case, for at least the period during which Seller is required to retain such records under Section 6.3 of the Primary P&A Agreement and will permit the Receiver access to such records to the extent provided in Section 6.4 of the Primary P&A Agreement. Purchaser acknowledges and agrees that Seller’s obligations hereunder are subject in all respects to Seller’s FDIC Obligations under Article VI of the Primary P&A Agreement.

Section 7.20. Payment of Transferred Deposits. From and after the Effective Time, in the event any depositor does not accept the obligation of Purchaser to pay any deposit liability of the Failed Bank assumed by Purchaser pursuant to this Agreement and asserts a claim against the Receiver or Seller for all or any portion of any such liability, Purchaser agrees on demand to provide directly to the Receiver or, if not possible, to Seller funds sufficient to pay such claim in an amount not in excess of the liability reflected on the books of Purchaser at the time such claim is made. Upon payment by Purchaser to Seller or the Receiver or Seller of such amount, Purchaser will be discharged from any further obligation under this Agreement to pay to any such depositor the amount of such Transferred Deposit liability paid to Seller or the Receiver.

Section 7.21. Withheld Payments of Transferred Deposits. From and after the Effective Time, at any time, if Seller receives direction from the Receiver to withhold payment of all or any portion of any Transferred Deposit pursuant to Section 9.5 of the Primary P&A Agreement, upon notice from Seller, Purchaser agrees to hold such deposit and not to make any payment of such deposit balance to or on behalf of the depositor, or to itself, whether by way of transfer, set-off or otherwise. Purchaser agrees to maintain the “withheld payment” status of any such deposit balance, return all or any portion of such deposit balance directly to the Receiver or the Corporation, as appropriate, or, if not possible, to Seller, or reimburse directly to the Corporation or the Receiver, as the case may be, or, if not possible, to Seller in the manner contemplated in Section 9.5 of the Primary P&A Agreement.

Section 7.22. Proceedings with Respect to Certain Transferred Assets and Assumed Liabilities.

(a) From and after the Effective Time, in connection with any investigation, proceeding or other matter with respect to any asset or liability of the Failed Bank retained by the Receiver, or any asset of the Failed Bank repurchased by the Receiver pursuant to the Primary P&A Agreement, Purchaser agrees to cooperate to the extent reasonably required by the Receiver, at its own expense.

(b) From and after the Effective Time, in addition to its obligations under Section 7.19 of this Agreement, Purchaser agrees to provide representatives of the Receiver access in the manner contemplated in Section 9.6(b) of the Primary P&A Agreement.

Section 7.23. Information. From and after the Effective Time, Purchaser agrees to promptly provide to the Corporation such other information, including financial statements and computations, relating to the performance of the provisions of the Primary P&A Agreement with respect to the Transferred Assets, Assumed Liabilities and the Transferred Branches, as the Corporation or the Receiver may request from time to time (including requests by Seller), and, at the request of the Receiver, make available employees of the Failed Bank employed or retained by Purchaser to assist in preparation of the Pro Forma statement.

Section 7.24. Audit by Receiver or Corporation. From and after the Effective Time, Purchaser agrees to cooperate with Seller if and when the Receiver or the Corporation performs an audit to determine Seller’s compliance with the Primary P&A Agreement in the manner contemplated in Section 13.17 of the Primary P&A Agreement and to the extent that such audit is related to any Transferred Assets or Assumed Liabilities herein, at its own expense. Purchaser agrees to make any required adjustments to the Purchase Price resulting from any such audit in a manner to give such adjustments retroactive effect.

Section 7.25. Tax Matters.

(a) Purchaser shall be responsible for all Transfer Taxes that may be imposed on the purchase and sale of the Transferred Assets.

(b) Purchaser shall be responsible for paying all applicable Taxes related to the Transferred Assets or Assumed Liabilities allocable to the period from and after the Effective Time. If Tax statements for any Transferred Assets or Assumed Liabilities are sent directly to Seller by a Tax Authority after the date of this Agreement, then Seller shall use reasonable efforts to cause such statements to be forwarded promptly to Purchaser.

(c) Purchaser shall promptly notify Seller in writing upon the receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which Seller may be liable hereunder. Seller shall be entitled to participate at their expense in the defenses of, and, at their option, take control of the complete defense of, any tax audit or administrative or court proceeding relating to Taxes for which Seller may be liable, and to employ counsel of its choice at its expense. Purchaser may not agree to settle any claim for Taxes for which Seller may be liable without prior written consent of Seller.

(d) Purchaser agrees to, from and after the Effective Time, assume, perform and discharge Seller’s FDIC Obligations with respect to United States Federal and state income tax informational reporting and other items as provided for in Section 4.9 of the Primary P&A Agreement, to the extent applicable to Purchaser.

(e) Purchaser shall not at any time, without the Corporation’s prior consent, seek a private letter ruling or other determination from the Internal Revenue Service or otherwise seek to qualify for any special tax treatment or benefits associated with any payments made by the Receiver or Corporation pursuant to the Primary P&A Agreement.

(f) “Tax” or “Taxes” means all taxes payable to any Taxing Authority, domestic or foreign, including net income, gross receipts, alternative minimum, sales, use, ad valorem, net worth, value added, transfer, franchise, employment, withholding, stamp, property or other taxes including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Taxing Authority, domestic or foreign;

(g) “Transfer Taxes” means all sales, use, value added, excise, registration, documentary, stamp, transfer, recording, gains and other similar Taxes and fees (together with any interest, penalties or additions to Tax). The Parties shall cooperate in good faith to minimize such Transfer Taxes to the extent legally permissible.

(h) “Tax Authority” means any foreign, federal, state or local government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court or quasi-governmental authority, body, or instrumentality exercising any authority to impose, regulate, or administer the imposition of any Tax.

Section 7.26. Operating Expenses. Purchaser shall also be responsible for all utility payments, telephone charges, rent, salaries, deposit insurance premiums, other ordinary operating expenses of the Transferred Branches and other expenses related to the Assumed Liabilities or Transferred Assets (including, for the avoidance of doubt, any prepaid premiums or assessments related to insurance of the Transferred Deposits by the FDIC) from and after the Effective Time.

Section 7.27. Defense and Settlement of Certain Claims. Purchaser agrees that the Receiver shall have the right, in its discretion, to defend or settle any claim or suit against Seller or Purchaser with respect to any Assumed Liability, which claim or suit may result in a loss to the Receiver arising out of the Primary P&A Agreement, or which existed against the Failed Bank before the Bank Closing Date.

Section 7.28. Wrong Pocket Assets. If any time after the Closing Date, Seller, on the one hand, or Purchaser, on the other hand, shall receive or otherwise possess any asset that should belong to the other Party under this Agreement, Seller and Purchaser agree to promptly transfer such asset to the Party so entitled hereto.

ARTICLE VIII

CONDITIONS TO PURCHASER’S OBLIGATIONS

The obligations of Purchaser to complete the transactions contemplated in this Agreement are conditioned upon fulfillment, on or before the Closing, of each of the following conditions:

Section 8.1. Representations and Warranties. The representations and warranties made by Seller in Article V in this Agreement shall be true in all material respects on and as of the Effective Time as though such representations and warranties were made at and as of such time, except to the extent otherwise provided herein or consented to by Purchaser.

Section 8.2. Obligations Performed. Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Effective Time.

Section 8.3. Bid Acceptance; Primary P&A Closing. The Alliance Bid shall have been accepted by the FDIC and the closing under the Primary P&A Agreement shall have occurred.

Section 8.4. Regulatory Approval. Purchaser and Seller shall have received all necessary regulatory approvals of the transactions provided in this Agreement, all notice and waiting periods required by law to pass shall have passed, no proceeding to enjoin, restrain, prohibit or invalidate such transactions shall have been instituted or threatened, and any conditions of any regulatory approval shall have been met.

Section 8.5. Orders. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (any of the foregoing, an “Order”) which is in effect and which prohibits or makes illegal the consummation of the transactions contemplated hereby.

ARTICLE IX

CONDITIONS TO SELLER’S OBLIGATIONS

The obligations of Seller to complete the transactions contemplated in this Agreement are conditioned upon fulfillment, on or before the Closing, of each of the following conditions:

Section 9.1. Representations and Warranties. The representations and warranties made by Purchaser in this Agreement shall be true in all material respects at and as of the Effective Time as though such representations and warranties were made at and as of such time, except to the extent otherwise provided herein or consented to by Seller.

Section 9.2. Obligations Performed. Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Effective Time.

Section 9.3. Bid Acceptance; Primary P&A Closing. The Alliance Bid shall have been accepted by the FDIC and the closing under the Primary P&A Agreement shall have occurred.

Section 9.4. Regulatory Approval. Purchaser and Seller shall have received all necessary regulatory approvals of the transactions provided in this Agreement, all notice and waiting periods required by law to pass shall have passed, no proceeding to enjoin, restrain, prohibit or invalidate such transactions shall have been instituted or threatened, and any conditions of any regulatory approval shall have been met.

Section 9.5. Orders. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and which prohibits or makes illegal the consummation of the transactions contemplated hereby.

ARTICLE X

TERMINATION

Section 10.1. Automatic Termination. Subject to Section 11.1 of this Agreement, this Agreement will automatically terminate with no further action of the Parties, if (a) each and every Alliance Bid has received a final rejection by the FDIC, (b) prior to the Effective Time, one or more third parties (including a “franchise” winner) enter into a purchase and assumption agreement with the Receiver as the receiver of the Failed Bank and the Corporation or (c) the Closing does not occur on the Bank Closing Date;

Section 10.2. Other Termination. Subject to Section 11.1 of this Agreement, this Agreement may be terminated prior to the Effective Time:

(a) by the mutual consent in writing of Purchaser and Seller;

(b) by Purchaser or Seller in writing if the other shall have (1) been in breach of any representation and warranty in any respect as would violate the closing condition set forth in Section 8.1 or Section 9.1 of this Agreement, as applicable (as if such representation and warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below) or (2) failed to perform, in any material respect, any covenant or obligation required to be performed prior to the Closing, and the Party seeking to terminate the Agreement is not in breach of any covenant, undertaking or obligation contained herein, and such breach has not been cured by the Bank Closing Date;

(c) by either Purchaser or Seller in writing at any time after any applicable regulatory authority has denied, by final non-appealable order, approval of any application of either Party for approval of the transactions contemplated herein; and

(d) by either Purchaser or Seller, in the event that an Order prohibiting or making illegal the consummation of the transactions contemplated hereby is in effect and has become final and non-appealable.

Section 10.3. Procedure upon Termination. In the event of termination pursuant to Section 10.2 of this Agreement, and except as otherwise specifically stated therein, written notice thereof shall be given to the other Party, and this Agreement shall terminate immediately upon receipt of such notice unless an extension is consented to by the Party having the right to terminate. If this Agreement is terminated as provided herein,

(a) each Party will return all documents, work papers and other materials of the other Party, including photocopies or other duplications thereof, relating to this transaction, whether obtained before or after the execution hereof, to the Party furnishing the same; and

(b) all information received by either Party hereto with respect to the business of the other Party (other than information that is a matter of public knowledge or that has heretofore been published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such Party or disclosed by such Party to third persons, unless required to disclose such information pursuant to order, request or demand of a governmental authority or by judicial or administrative process or by law.

Section 10.4. Payment of Expenses. Should the transactions contemplated herein not be consummated because of a Party’s breach of this Agreement, in addition to such damages as may be recoverable in law or equity, the other Party shall be entitled to recover from the breaching Party, upon demand, itemization and documentation, its reasonable outside legal, accounting, consulting and other out-of-pocket expenses.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1. Survival. The Parties’ respective representations and warranties contained in this Agreement shall survive until the expiration of any applicable statute of limitations. The agreements and covenants contained in this Agreement that by their terms contemplate performance after the Effective Time shall survive the Effective Time in accordance with their terms.

Section 11.2. Amendment and Modification. The Parties hereto, by mutual consent of their duly authorized officers, may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

Section 11.3. Waiver or Extension. Except with respect to required approvals of the applicable governmental authorities, either Party, by written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other Party and may waive (a) any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (b) compliance with any of the undertakings, obligations, covenants or other acts contained herein.

Section 11.4. Assignment. This Agreement and all of the provisions hereof shall be binding upon, and shall inure to the benefit of, the Parties hereto and their permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

Section 11.5. Confidentiality. Seller and Purchaser agree that the Confidentiality Agreement dated February 12, 2015 among Purchaser, Purchaser’s parent company Home BancShares, Inc., Seller and its parent company Popular, Inc. (the “Confidentiality Agreement”) shall survive the execution hereof.

Section 11.6. Addresses for Notices, Etc. All notices, requests, demands, consents and other communications provided for hereunder and under the related documents shall be in writing and transmitted by nationally recognized air courier (charges prepaid), telecopied or personally delivered (with receipt thereof acknowledged) to the applicable Party at the address indicated below:

If to Seller:	Banco Popular de Puerto Rico 209 Muñoz Rivera Avenue Hato Rey, Puerto Rico 00918

Fax Number: 787-756-0277 Attn: Ignacio Alvarez and Javier D. Ferrer

With a copy to:	Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004 Fax Number: 212-558-3588
Attn: Donald J. Toumey and Jared M. Fishman

If to Purchaser:	Centennial Bank 719 Harkrider Street, Suite 100 Conway, Arkansas 72032

Fax Number: 501-328-4679 Attn: Randy Mayor

with a copy to:	Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol Avenue, Suite 1800
Little Rock, Arkansas 72201 Fax Number: 501-918-7866
Attn: Doug Buford

or, as to each Party, at such other address as shall be designated by such Party by notice to the other Party complying with the terms of this Section 11.6 of this Agreement.

Section 11.7. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.8. Headings; Construction. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part thereof. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified. The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In addition, each of the Parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to the knowledge of a Party will be deemed to refer to the actual knowledge of such Party. Any reference to any law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” means “including without limitation.” A statement that an action has not occurred in the past means that it is also not presently occurring. When any Party may take any permissive action, including the granting of a consent, the waiver of any provision of this Agreement or otherwise, whether to take such action is in its sole and absolute discretion. The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement. A statement that an item is listed, disclosed or described means that it is correctly listed, disclosed or described, and a statement that a copy of an item has been delivered means a true and correct copy of the item has been delivered.

Section 11.9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of New York.

Section 11.10. Jurisdiction; Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any state court sitting in the borough of Manhattan, New York City, New York or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any federal court sitting in the borough of Manhattan, New York City, New York. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in any state court sitting in the borough of Manhattan, New York City, New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any federal court sitting in the borough of Manhattan, New York City, New York.

Section 11.11. Waiver of Jury Trial. THE PARTIES HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HEREBY FURTHER AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 11.12. Entire Agreement. Except for the Confidentiality Agreement, Alliance Agreement, the TSA and the Primary P&A Agreement, this Agreement and the exhibits and attachments hereto represent the entire agreement between the Parties respecting the transactions contemplated hereby, and all prior or contemporaneous written or oral proposals, agreements in principle, representations, warranties and understandings between the Parties with respect to such matters are superseded hereby and merged herein.

Section 11.13. Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

Section 11.14. Parties in Interest. Except as set forth in Section 4.1 and Section 4.2 of this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give to any person (other than the Parties hereto, their successors and permitted assigns) any rights or remedies under or by reason of this Agreement, or any term, provision, condition, undertaking, warranty, representation, indemnity, covenant or agreement contained herein.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the date first written above.

SELLER:

BANCO POPULAR DE PUERTO RICO

By:	/s/ Richard L. Carrión
	Name:	Richard L. Carrión
	Title:	Chairman and Chief Executive Officer

PURCHASER:

CENTENNIAL BANK

By:	/s/ Tracy French
	Name:	Tracy French
	Title:	President and CEO

[Signature Page to Centennial Bank P&A Agreement]